                   UNITED STATES
         SECURITIES AND EXCHANGE COMMISSION                  OMB APPROVAL
               WASHINGTON, D.C. 20549                 --------------------------
                                                      OMB NUMBER:      3235-0360
                    FORM N-17f-2                      EXPIRES:     JULY 31, 1994
                                                      ESTIMATED AVERAGE BURDEN
Certificate of Accounting of Securities and Similar   HOURS PER RESPONSE ...0.05

           Investments in the Custody of
          Management Investment Companies
       Pursuant to Rule 17f-2 [17 CFR 270.17f-2]


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1. Investment Company Act File Number:                                 Date examination completed:

   811-5526                                                            May 31, 2002
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2. State identification Number:

   --------------------------------------------------------------------------------------------------------------
     AL               AK               AZ               AR               CA                CO
   --------------------------------------------------------------------------------------------------------------
     CT               DE               DC               FL               GA                HI
   --------------------------------------------------------------------------------------------------------------
     ID               IL               IN               IA               KS                KY
   --------------------------------------------------------------------------------------------------------------
     LA               ME               MD               MA               MI                MN
   --------------------------------------------------------------------------------------------------------------
     MS               MO               MT               NE               NV                NH
   --------------------------------------------------------------------------------------------------------------
     NJ               NM               NY               NC               ND                OH
   --------------------------------------------------------------------------------------------------------------
     OK               OR               PA               RI               SC                SD
   --------------------------------------------------------------------------------------------------------------
     TN               TX               UT               VT               VA                WA
   --------------------------------------------------------------------------------------------------------------
     WV               WI               WY               PUERTO RICO
   --------------------------------------------------------------------------------------------------------------
     Other (specify):
 -----------------------------------------------------------------------------------------------------------------
3. Exact name of investment company as specified in registration statement:

   Mutual Fund Investment Trust
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4. Address of principal executive office (number, street, city, state, zip code):

   Stephen M. Ungerman, 522 Fifth Avenue, New York, New York 10036
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

INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1. All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.

       THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                            SEC 2198(11-91)

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[PRICEWATERHOUSECOOPERS LETTERHEAD]




August 26, 2002

To the Trustees of
Mutual Fund Investment Trust:

We have examined management's assertions, included in the accompanying Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940, about the Mutual Fund Investment Trust's (the "Trust") compliance with the requirements of subsections (b) and (c) of Rule 17f-2 under the Investment Company Act of 1940 (the "Act") as of May 31, 2002. Management is responsible for the Trust's compliance with those requirements. Our responsibility is to express an opinion on management's assertions about the Trust's compliance based on our examination.

Our examination was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants and, accordingly, included examining, on a test basis evidence about the Trust's compliance with those requirements and performing such other procedures as we considered necessary in the circumstances. Included among our procedures were the following tests performed as of May 31, 2002, and with respect to agreement of security purchases and sales, for the period from October 31, 2001 through May 31, 2002:

- Count and inspection of all securities located in the vault of the JP Morgan Chase Manhattan Bank, New York (the "Custodian") at 4 New York Plaza, 11th Floor, NY, NY, 11245;

- Testing of securities and similar investments held in book entry by the Depository Trust Company via evaluation of the reconciliation procedures used by the Custodian and disposition of any reconciling items related to the Fund's positions;

- Reconciliation of all such securities to the books and records of the Company and the Custodian;

- Confirmation of all futures contracts, options, swaps and swaptions with broker/banks/counter parties and agreement of underlying collateral with Custodian records;

- Agreement of 5 security purchases and 5 security sales or maturities since our last report from the books and records of the Fund to broker statements.



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We believe that our examination provides a reasonable basis for our opinion. Our examination does not provide legal determination on the Trust's compliance with specified requirements.


In our opinion, management's assertion that the Mutual Fund Investment Trust was in compliance with the requirement of sub sections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2002 with respect to securities reflected in the investment accounts of the Trust is fairly stated, in all material respects.

This report is intended solely for the information and use of the Board of Trustees, management, and the Securities and Exchange Commission and is not intended to be and should not be used by anyone other than these specified parties.







PricewaterhouseCoopers

August 26, 2002

    MANAGEMENT STATEMENT REGARDING COMPLIANCE WITH CERTAIN PROVISIONS OF THE
                         INVESTMENT COMPANY ACT OF 1940



We, as members of management of the Mutual Fund Investment Trust (the "Trust"), are responsible for complying with the requirements of subsections (b) and (c) of Rule 17f-2, Custody of Investments by Registered Management Investment Companies, of the Investment Company Act of 1940. We are also responsible for establishing and maintaining effective internal controls over compliance with those requirements. We have performed an evaluation of the Trust's compliance with the requirements of subsections (b) and (c) of Rule 17f-2 as of May 31, 2002, and from October 31, 2001 through May 31, 2002.

Based on this evaluation, we assert that the Trust was in compliance with the requirements of subsections (b) and (c) of Rule 17f-2 of the Investment Company Act of 1940 as of May 31, 2002, and from October 31, 2001 through May 31, 2002, with respect to securities reflected in the investment accounts of the Trust.





By:      Stephen M. Ungerman                  Date:             8/26/02